UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lannett Company, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

51601201

(CUSIP Number)

Farber Properties Group, LLC

1775 John R Road

Troy, Michigan 48083

Attention:  David Farber

(313) 387-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51601201

1.	Names of Reporting Persons Farber Properties Group, LLC 20-0383294

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.60%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 51601201

1.	Names of Reporting Persons David Farber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,358

	8.	Shared Voting Power 5,127,850

	9.	Sole Dispositive Power 23,358

	10.	Shared Dispositive Power 5,127,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,151,208 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.22%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 51601201

1.	Names of Reporting Persons Jeffrey Farber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 147,120

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power 147,120

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,147,120 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.20%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Lannett Company, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 9000 State Road, Philadelphia, PA 19136

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Farber Properties Group, LLC is a Michigan limited liability company and its principal business is to hold investments, including the shares of the Company described herein.  Its principal office is located at 1775 John R Road, Troy, MI 48083.

David Farber is an individual and a United States citizen, and his principal occupation is owning and operating a food service business in the Detroit Metropolitan Area as well as managing private investments.  David Farber owns 50% of the issued and outstanding membership interests of Farber Properties Group, LLC.  The balance of the membership interests are owned by his brother Jeffrey Farber, a director of the Company.  David Farber’s business address is 14950 Telegraph Road, Redford Township, MI 48239.

Jeffrey Farber is an individual and a United States citizen, and his principal occupation is owning and operating a wholesale distributor of generic drugs located in the Detroit Metropolitan Area, which is not affiliated with the Company.  In addition, Jeffrey Farber manages private investments.  Jeffrey Farber is also a director of the Company.  Jeffrey Farber owns 50% of the issued and outstanding membership interests of Farber Properties Group, LLC.  The balance of the membership interests are owned by his brother David Farber.  Jaffrey Farber’s business address is 1755 John R Road, Troy, MI 48083.

None of the foregoing entities or individuals have, during the past five years: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Company described herein have been purchased by Farber Properties Group, LLC from William Farber, a director of the Company and the father of David Farber and Jeffrey Farber.  The shares were paid by means of a promissory note.  Pursuant to the terms of the Stock Purchase Agreement, the promissory note is secured by a Stock Pledge Agreement covering the shares of the Company described herein.

Item 4.	Purpose of Transaction

The shares described herein were acquired for investment purposes only.  William Farber entered into the transaction to sell the shares described herein to Farber Properties Group, LLC as part of his overall estate plan.  The shares of the Common Stock were acquired by Farber Properties Group, LLC for investment purposes only.  There are no agreements as to the voting of the stock or disposition of the stock other than the Stock Pledge Agreement described in Item 3 above.

Item 5.	Interest in Securities of the Issuer

(a) This filing relates to 5,000,000 shares of Common Stock of the Company held by Farber Properties Group, LLC representing 20.6% of the issued and outstanding shares of the Common Stock of the Company.  As a 50% owner of Farber Properties Group, LLC, David Farber may be deemed the beneficial holder of the 2,500,000 shares of Common Stock held by Farber Properties Group, LLC.  Jeffrey Farber, brother of David Farber, and a director of the Company, holds 50% of the issued and outstanding membership interests in Farber Properties Group, LLC and may be deemed a beneficial owner of 2,500,000 shares of Common Stock held by Farber Properties Group, LLC. David Farber, alone or with immediate family members, own 151,208 shares of issued and outstanding shares of the Common Stock of the Company.  Of this amount, 125,000 shares are owned by David Farber and his wife; 7,488 are held by David Farber as custodian for his children; 15,870 are held by David Farber’s individual retirement account; and 2,850 are held in the individual retirement account of David Farber’s wife.  Neither Jeffrey Farber nor Farber Properties Group, LLC have the power to vote or dispose of the shares held by David Farber and his immediate family and each disclaims beneficial ownership of such shares.  Jeffrey Farber in his individual capacity, owns 147,120 shares of the issued and outstanding shares of the Common Stock of the Company.  Neither David Farber nor Farber Properties Group, LLC have the power to vote or dispose of the shares held individually by Jeffrey Farber and each disclaims beneficial ownership of such shares.

(b) David Farber and Jeffrey Farber in their capacity as members of Farber Properties Group, LLC may each be deemed to have the shared power to vote or dispose of the shares of Common Stock held by Farber Properties Group, LLC.

(c) See Item 3.
(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the shares which are the subject of this filing.
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As indicated under Item 3, Farber Properties Group, LLC acquired the shares which are the subject of this filing from William Farber by means of a promissory note secured by a Stock Pledge Agreement covering such shares.  In the event of a default by Farber Properties Group, LLC under the promissory note, William Farber as secured party, has the right to take title to the shares and vote such shares or otherwise sell or dispose of the shares.

Item 7.	Material to be Filed as Exhibits

Exhibit

99.1 Stock Purchase Agreement
99.2 Non-Recourse Promissory Note
99.3 Stock Pledge and Security Agreement
99.4 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2008
(Date)

FARBER PROPERTIES GROUP, LLC

By:	/s/ David Farber
(Signature)

David Farber, Manager
(Name and Title)

May 16, 2008
(Date)

/s/ David Farber
Signature

David Farber
(Name and Title)

May 16, 2008
(Date)

/s/ Jeffrey Farber
Signature

Jeffrey Farber
(Name and Title)